Exhibit 21

Subsidiaries of New Century Bancorp, Inc.

New Century Bank, Dunn, North Carolina

(a North Carolina chartered banking corporation)

New Century Bank South, Fayetteville, North Carolina*

(a North Carolina chartered banking corporation)

New Century Statutory Trust I

(a Delaware statutory trust)

*	Formerly, New Century Bank of Fayetteville